Vail Banks, Inc.
Administrative Center
P.O. Box 1210, 20 Lindbergh Drive
Gypsum, Colorado 81637
(970) 328-9717
bburt@weststarbank.com

March 8, 2006

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Cline:

The following information is provided in response to a request from Margaret Fitzgerald, Division of Corporate Finance, on February 28, 2006. In a phone conversation with Ms. Fitzgerald, she requested that we explain in more detail the rationale for Vail Banks, Inc. recording goodwill of $788,000 in the fourth quarter of 2003.

Our response to your question
•
In our letter to you dated June 29, 2005, we initially described our rationale for recording goodwill related to the acquisition of the Vail Bank building, which occurred in December 1997. In our letter to you dated September 7, 2005, we reflected the actual journal entry that was recorded in December 2003, which was:

Debit	Goodwill	$788,760
Debit	Deferred Income Tax Expense	$150,240
Credit	Deferred Income Tax Liability		$939,000

•
As we discussed in our letter dated June 29, 2005, the purchase price of the acquisition of the Vail Bank building partnership was based on the fair market value of the net assets acquired. The Company should have included a deferred tax liability of $939,000 in that valuation and it should have been recorded in December 1997. This deferred tax liability arose from the difference between the book and tax basis of the building acquired. Had we recognized the deferred tax liability, we also would have recognized goodwill; therefore the entry above was needed.

•
Prior to the acquisition of the Vail Bank building partnership in December 1997, we owned 28 percent of the partnership, did not control the partnership and therefore did not meet the criteria for consolidation. Concurrent with the acquisition, our ownership increased to 100 percent.

March 8, 2006

•	The purchase price allocation (fair market value of assets acquired and liabilities assumed) in December 1997 was as follows:

Description	(In thousands)

Property and equipment, net of the previously recorded investment in Vail 108* (at fair value)	$8,288
Other assets and liabilities, net (at fair value)	102
Real estate mortgages (at fair value)	(4,565)
Minority interest (at fair value)	(565)
Series A Preferred stock	(2,960)

Cash paid	$300

*Vail 108 was the legal name of the entity acquired.

•	In March 2004, we sold the Vail bank building and wrote-off the goodwill that was recorded above. The details of that transaction are included within our letter to you dated June 29, 2005.

We would be pleased to discuss this response with you as soon as reasonably possible. Please call me at (970) 328-9711 to discuss any questions you may have. Also, we would appreciate it if future correspondence could be faxed to my attention at (970) 328-9704, which will expedite my receipt of your comments.

Sincerely,

/s/ Brady Burt

Brady Burt
Executive Vice-President and Chief Financial Officer
Vail Banks, Inc.

Cc:
E.B. Chester, Chairman Vail Banks, Inc.
Gary Judd, CEO and President Vail Banks, Inc.
Lisa M. Dillon, Vice-Chairman Vail Banks, Inc.
Ray Verlinde, Senior Executive Vice-President and Chief Administrative Officer Vail Banks, Inc.
Dan E. Godec, President WestStar Bank